ArcelorMittal secures an additional USD 1.2 billion through a second phase of Forward Start Facilities

Luxembourg, April 2, 2009 - ArcelorMittal announces today that it has successfully secured a further USD 1.2 billion of refinancing commitments during the second phase of its Forward Start syndication. The credit lines from these new facilities effectively extend existing financing until 2012.

Aditya Mittal, CFO of ArcelorMittal, commented: "One of the priorities of our financial strategy is to extend debt maturity, which we believe is prudent given the current operating environment and provides added flexibility. This refinancing of 2010 and 2011 maturities represents another important step forward in realising this strategy and also reflects the strong relationships we have with our banks."

This Forward Start financing was structured by CALYON.